UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41804

Davis Commodities Limited

(Exact name of registrant as specified in its charter)

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

As previously disclosed, on March 19, 2025, Davis Commodities Limited (the “Company”) received a deficiency notice from the staff of the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the bid price of its listed security had closed at less than $1.00 per share for 30 consecutive business days, the Company was not in compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”) and the Company was provided an initial 180 calendar days to regain compliance, which was later extended by an additional 180 calendar days until March 16, 2026.

On March 18, 2026, the Company received a letter (the “Staff Determination”) from the Staff notifying the Company that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market. The determination was made as a result of the Company’s failure to regain compliance with the Minimum Bid Price Rule within the prescribed period.

Unless the Company requests an appeal of this determination to a Nasdaq Hearings Panel by no later than 4:00 p.m. Eastern Time on March 25, 2026, trading of the Company’s securities will be suspended at the opening of business on March 25, 2026, and Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company may appeal Nasdaq’s determination to a Hearings Panel pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. Pursuant to Listing Rule 5815(a)(1)(B)(ii)(d), a timely request for a hearing will not stay the trading suspension of the securities of a Company afforded the second 180-day compliance period described in Rule 5810(c)(3)(A)(ii) that failed to regain compliance with the minimum bid price requirement during such period. However, while a hearing request will no longer stay the suspension of trading, it will stay the filing of Form 25-NSE pending the Hearings Panel’s decision.

The Company intends to request a hearing with the Hearings Panel at which it will request a suspension of delisting pending its return to compliance. There can be no assurance, however, that the Hearings Panel will accept the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that compliance will be achieved.

The Company furnishes this report on Form 6-K to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the subject deficiency and of the Staff Determination within four business days thereof.

Forward-Looking Statements

This report contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: March 20, 2026	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

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